FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For December 2, 2002

DATAMIRROR CORPORATION

(Registrant’s name)

3100 Steeles Avenue East, Suite 700

Markham, Ontario, Canada   L3R 8T3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

___X___

Form 40-F

______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

______

No

___X___

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Documents Included as Part of this Report

No.

Document

1.

Press Release dated December 2, 2002.

NEWS RELEASE

DataMirror Announces Siebel Validation,

Joins Siebel Alliance Program

DataMirror Successfully Integrates New LiveConnector™ Solution

with Siebel eBusiness Applications

TORONTO, CANADA - December 2, 2002 - DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of enterprise application integration and resiliency solutions, today announced that it has joined the Siebel Alliance Program and has successfully validated the integration of the software portion of the LiveConnector version 2.0 packaged service with Siebel 2000. Siebel Systems, Inc. (Nasdaq: SEBL) is a leading provider of multichannel eBusiness applications software.

DataMirror LiveConnector is a new packaged services offering designed to help companies integrate Siebel eBusiness Applications with other enterprise applications in real time. LiveConnector offers a business solution that includes software, professional services, and a methodology for implementation. LiveConnector offers immediate benefits to small and medium-size businesses by enabling a rapid integration deployment and an overall return on investment. Siebel Systems provides organizations with a proven set of industry-specific best practices, CRM applications software, and business processes, enabling corporations to sell to, market to, and serve customers across multiple channels and lines of business.

“The ability to connect Siebel Systems’ outstanding technology with a diverse mix of packaged and custom-developed software applications is critical for companies to optimize relationships with customers, partners, and suppliers,” said Stewart Ritchie, Vice President, Sales, Americas and Asia Pacific, DataMirror. “We believe that with the addition of LiveConnector, customers can quickly integrate data between Siebel Systems’ market-leading eBusiness applications and other key systems.”

“The integration of Siebel eBusiness Applications with DataMirror LiveConnector helps companies to efficiently bridge their enterprise applications and build dynamic customer relationships,” said Michael Straub, Alliance Technical Director for Siebel Systems. “By choosing Siebel eBusiness Applications and validated partner solutions such as LiveConnector, customers can be confident that they have the ability to deploy the best solutions on time and on budget.”

LiveConnector is designed specifically to meet the budgets and tactical goals of small to medium-size businesses that require integration between Siebel eBusiness Applications and their existing technology architecture. Companies of any size can use LiveConnector to integrate business transactions between Siebel 2000 and other applications either in real-time mode via Siebel EAI or in high-volume batch mode via Siebel Enterprise Integration Manager (EIM). LiveConnector also features broad support for multiple computing platforms, databases, and XML so that customers can effectively leverage existing technology investments. DataMirror LiveConnector is comprised of a Siebel 2000 adapter supporting multiple Siebel business transactions; capture, transform, and flow data integration software; custom application adapters; and expert implementation services.

Siebel Systems forms alliances with proven technology leaders to deliver tangible business benefits throughout the enterprise. By choosing Siebel eBusiness Applications and validated partner solutions, Siebel Systems’ customers can pursue a best-of-class software acquisition strategy. The Siebel Validation Program applies rigorous technical scrutiny to evaluate the integration of third-party solutions with Siebel eBusiness Applications. Integrations that meet the strict testing criteria are validated and documented by the Siebel Validation Program. Validation documentation is available on the Siebel Partner Directory at http://www.siebel.com/partners/dir/directory.shtm.

About DataMirror

DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of enterprise application integration and resiliency solutions, gives companies the power to manage, monitor and protect their corporate data in real-time. DataMirror’s comprehensive family of LiveBusiness™ solutions enables customers to easily and cost-effectively capture, transform and flow data throughout the enterprise. DataMirror software unlocks the experience of now™ by providing the instant data access, integration and availability companies require today across all computers in their business.

Some of the 1,700 companies that have gone live with DataMirror software include Debenhams, Energis, GMAC Commercial Mortgage, the London Stock Exchange, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Toronto, Canada, and has offices around the globe. For more information, visit www.datamirror.com.

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Press Contacts for DataMirror:

Tracy Staniland	Peter Cauley	Stephen Greene
Director of Marketing	Chief Financial Officer	Brodeur Worldwide
DataMirror Corporation	DataMirror Corporation	617-587-2872
905-415-0310 ext. 274	905-415-0310 ext. 271	sgreene@brodeur.com
tstaniland@datamirror.com	pcauley@datamirror.com

"Safe Harbour" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon on the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. The Company disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2002 DataMirror Corporation. All rights reserved. DataMirror, LiveBusiness, LiveConnector, LiveIntegration, Transformation Server, DB/XML Transform and The experience of now are trademarks or registered trademarks of DataMirror Corporation. Siebel is a trademark of Siebel Systems, Inc. and may be registered in certain jurisdictions. All other product and company names mentioned are the property of their respective owners and are mentioned for identification purposes only.

Siebel is a trademark of Siebel Systems, Inc. and may be registered in certain jurisdictions. All other product and company names mentioned are the property of their respective owners and are mentioned for identification purposes only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 2, 2002

DATAMIRROR CORPORATION

By: /s/ Peter Cauley

Peter Cauley

Chief Financial Officer

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